Exhibit 99.1

Independent Auditors’ Report

To the Shareholders of Bank of Montreal

Opinion

We have audited the consolidated financial statements of Bank of Montreal (the Bank), which comprise:

•	the consolidated balance sheets as at October 31, 2021 and October 31, 2020;
•	the consolidated statements of income for each of the years in the three-year period ended October 31, 2021;
•	the consolidated statements of comprehensive income for each of the years in the three-year period ended October 31, 2021;
•	the consolidated statements of changes in equity for each of the years in the three-year period ended October 31, 2021;
•	the consolidated statements of cash flows for each of the years in the three-year period ended October 31, 2021;
•	and notes to the consolidated financial statements, including a summary of significant accounting policies

(Hereinafter referred to as the consolidated financial statements).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Bank as at October 31, 2021 and October 31, 2020, and its consolidated financial performance and its consolidated cash flows for each of the years in the three-year period ended October 31, 2021 in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our auditors’ report.

We are independent of the Bank in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements for the year ended October 31, 2021. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

We have determined the matters described below to be the key audit matters to be communicated in our auditors’ report.

Assessment of the Allowances for Credit Losses for Loans

Refer to Notes 1 and 4 to the consolidated financial statements.

The Bank’s allowance for credit losses (ACL) as at October 31, 2021 was $2,958 million. The Bank’s ACL consists of allowances for impaired loans and allowances for performing loans (APL), both calculated under the IFRS 9 Financial Instruments expected credit losses framework. APL is calculated for each exposure in the loan portfolio as a function of the key modeled inputs being probability of default (PD), exposure at default (EAD) and loss given default (LGD). In establishing APL, the Bank’s methodology attaches probability weightings to three economic scenarios, which represent the Bank’s judgment about a range of forecast economic variables – a base case scenario being the Bank’s view of the most probable outcome, as well as benign and adverse scenarios. Where there has been a significant increase in credit risk, lifetime APL is recorded; otherwise 12 months of APL is generally recorded. The Bank’s methodology for determining significant increase in credit risk is based on the change in PD between the origination date and reporting date and is assessed using probability weighted scenarios. The Bank uses experienced credit judgment (ECJ) to reflect factors not captured in the results produced by the APL models.

We identified the assessment of the ACL for loans as a key audit matter. Significant auditor judgment was required because there was a high degree of measurement uncertainty in the Bank’s key modeled inputs, methodology and judgments and their resulting impact on the APL, as described above, including impacts of the COVID-19 pandemic. Assessing the APL also required significant auditor attention and complex auditor judgment to evaluate the results of audit procedures. Further, specialized skills and knowledge, including experience in the industry, were required to apply audit procedures and evaluate the results of those procedures.

The following are the primary procedures we performed to address this key audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Bank’s APL process, with the involvement of credit risk, economics, and information technology professionals with specialized skills, industry knowledge and relevant experience. This included internal controls related to (1) monitoring and periodic validation of the models used to derive the key modeled inputs, (2) monitoring of the methodology for identifying significant increase in credit risk, and (3) review of the economic variables, probability weighting of scenarios and ECJ. We also tested the controls over the Bank’s APL process related to loan reviews for determination of loan risk grades for wholesale loans. We involved credit risk and economics professionals with specialized skills, industry knowledge and relevant experience, who assisted in evaluating the (1) key modeled inputs and APL methodology including the determination of significant increases in credit risk by evaluating the methodology for compliance with IFRS 9 and re-calculating model monitoring tests in respect of the key modeled inputs and thresholds used for significant increases in credit risk, (2) economic variables and probability weighting of scenarios used in the models by assessing the variables and scenarios against external economic data, and (3) ECJ overlays to the APL used by the Bank by applying our knowledge of the industry and credit judgment to assess management’s judgments. For a selection of wholesale loans, we developed an independent estimate of the loan risk grades using the Bank’s borrower risk rating scale, and compared that to the Bank’s assigned loan risk grade.

INDEPENDENT AUDITORS’ REPORT

Assessment of the Measurement of the Fair Value of Certain Securities

Refer to Notes 1, 3 and 17 to the consolidated financial statements.

The Bank’s securities portfolio included $181,744 million of securities as at October 31, 2021 that are measured at fair value. Included in these amounts are certain securities for which the Bank determines fair value using models and third-party net asset valuations (NAVs) that use significant unobservable market information. Unobservable inputs require the use of significant judgment. Certain of the significant unobservable inputs used in the valuation of such securities are NAVs and prepayment rates.

We identified the assessment of the measurement of the fair value of certain securities as a key audit matter. Significant auditor judgment was required because there was a high degree of measurement uncertainty in the significant unobservable inputs. Significant auditor attention and complex auditor judgment was required to evaluate the results of audit procedures. Further, specialized skills and knowledge, including experience in the industry, were required to apply audit procedures and evaluate the results of those procedures.

The following are the primary procedures we performed to address this key audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Bank’s process to determine the fair value of certain securities with the involvement of valuation and information technology professionals with specialized skills, industry knowledge and relevant experience. This included controls related to (1) the assessment of rate sources used in independent price verification, and (2) segregation of duties and access controls. We also evaluated the design and tested the operating effectiveness of the controls related to the 1) review of third-party NAVs, and 2) independent price verification. We tested, with involvement of valuation professionals with specialized skills, industry knowledge and relevant experience, the fair value of a selection of securities, for which prepayment rates are used in valuation, by developing an independent estimate of fair value and comparing it to the fair value determined by the Bank. For a selection of securities, we compared the NAVs to external information.

Assessment of Income Tax Uncertainties

Refer to Notes 1 and 22 to the consolidated financial statements.

In determining the provision for income taxes, the Bank interprets tax legislation, case law and administrative positions, and, based on its judgment, records a provision for an estimate of the amount required to settle tax obligations.

We identified the assessment of income tax uncertainties as a key audit matter. Significant auditor judgment was required because there was a high degree of subjectivity in assessing the need to record a provision, based on interpretation of tax legislation, case law and administrative positions, for these uncertainties and estimating the amount of such provision, if necessary. This required significant auditor attention and complex auditor judgment to evaluate the results of audit procedures. Further, specialized skills and knowledge, including experience in the industry, were required to apply audit procedures and evaluate the results of those audit procedures.

The following are the primary procedures we performed to address this key audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Bank’s process for evaluating income tax uncertainties with the involvement of tax professionals with specialized skills, industry knowledge and relevant experience. This included controls related to the 1) identification of tax uncertainties based on interpretation of tax legislation, case law and administrative positions, and 2) determination of the best estimate of the provision required, if any, to settle these uncertainties. We involved tax professionals with specialized skills, industry knowledge and relevant experience, who assisted in 1) evaluating, based on their knowledge and experience, the Bank’s interpretations of tax legislation, case law and administrative positions and the assessment of certain tax uncertainties and expected outcomes, including, if applicable, the measurement thereof, 2) reading advice obtained by the Bank from external specialists and evaluating its impact on the Bank’s provision, if necessary, and 3) reading correspondence with taxation authorities and evaluating its impact on the Bank’s provision, if necessary.

Assessment of Insurance-related Liabilities

Refer to Notes 1 and 14 to the consolidated financial statements.

The Bank’s insurance-related liabilities as at October 31, 2021 were $12,845 million. The Bank determines the liabilities for life insurance contracts by applying the Canadian Asset Liability Method for Insurance Contracts, which incorporates best-estimate assumptions. Certain significant assumptions include mortality, policy lapses and future investment yields.

We identified the assessment of insurance-related liabilities as a key audit matter. Significant auditor judgment was required because there was a high degree of measurement uncertainty in the significant assumptions. Significant and complex auditor judgment was required to evaluate the results of audit procedures. Further, specialized skills and knowledge, including experience in the industry, were required to apply audit procedures and evaluate the results of those audit procedures.

The following are the primary procedures we performed to address this key audit matter. With the assistance of actuarial professionals with specialized skills, industry knowledge and relevant experience, we evaluated the design and tested the operating effectiveness of internal controls over assessment of the significant assumptions. We involved these actuarial professionals also in testing the significant assumptions by examining the Bank’s internal and external experience studies for policy lapses and mortality, and examining management’s calculations and comparing certain inputs into the future investment yields to externally available data.

Other Information

Management is responsible for the other information. Other information comprises:

•	the information included in Management’s Discussion and Analysis filed with the relevant Canadian Securities Commissions.
•	the information, other than the consolidated financial statements and the auditors’ report thereon, included in a document entitled the “Annual Report”.

Our opinion on the consolidated financial statements does not cover the other information and we do not and will not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit and remain alert for indications that the other information appears to be materially misstated.

We obtained the information included in Management’s Discussion and Analysis and the Annual Report filed with the relevant Canadian Securities Commissions as at the date of this auditors’ report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in the auditors’ report. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Bank’s ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Bank or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Bank’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists.

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit.

We also:

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Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
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Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Bank to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

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Communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

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Provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

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Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Bank to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

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Determine, from the matters communicated with those charged with governance, those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our auditors’ report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Chartered Professional Accountants, Licensed Public Accountants

The engagement partner on the audit resulting in this auditors’ report is Reinhard Dotzlaw.

Toronto, Canada

December 3, 2021